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09059195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colonial Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Colonial Bank Blvd., 3rd Floor
(No. and Street)

Montgomery (City) AL (State) 36117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beth Johnson 334-676-5155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

One Commerce St., 7th Floor, Montgomery, AL 36104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section
MAR 02 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/23/09
JD

OATH OR AFFIRMATION

I, Beth Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colonial Brokerage, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MY COMMISSION EXPIRES
MAY 8, 2010

Beth Johnson
Signature

FINOP
Title

Ashley Lynn Madrid
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Colonial Brokerage, Inc.

(Wholly Owned Subsidiary of The Colonial BancGroup, Inc.)

Financial Statements and
Supplementary Information
December 31, 2008

Colonial Brokerage, Inc.
(Wholly owned subsidiary of The Colonial BancGroup, Inc.)
Index
December 31, 2008

	Page(s)
Report of Independent Auditors	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6–9
Supplemental Schedules	
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II: Computation for Determination of the Reserve Requirements Under Securities and Exchange Commission Rule 15c3-3	11
Schedule III: Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c-3-3	12
Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5	13–14

PricewaterhouseCoopers LLP
Suite 1600
1901 6th Ave. North
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Auditors

To the Board of Directors
Colonial Brokerage, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Colonial Brokerage, Inc. (the "Company") at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2009

Colonial Brokerage, Inc.
(Wholly owned subsidiary of The Colonial BancGroup, Inc.)
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 1,368,486
Commissions receivable from clearing broker	502,076
Total assets	$ 1,870,562
Liabilities and Stockholder's Equity	
Due to affiliate	$ 295,153
Total liabilities	295,153
Commitments and contingencies (Note 7)	
Stockholder's equity	
Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	2,679,990
Accumulated deficit	(1,104,591)
Total stockholder's equity	1,575,409
Total liabilities and stockholder's equity	$ 1,870,562

The accompanying notes are an integral part of these financial statements

Colonial Brokerage, Inc.
(Wholly owned subsidiary of The Colonial BancGroup, Inc.)
Statement of Operations
Year Ended December 31, 2008

Revenues	
Commissions	$ 9,738,988
Interest income	33,717
Total revenues	9,772,705
Expenses	
Sales commissions	3,264,007
Salaries and employee benefits	3,730,948
Clearing fees	237,508
General and administrative	459,272
Communications	75,978
Travel and business development	485,293
Occupancy	536,971
Professional fees	801,719
Management fees	620,250
Total expenses	10,211,946
Loss before benefit from income taxes	(439,241)
Income tax benefit	145,529
Net loss	$ (293,712)

The accompanying notes are an integral part of these financial statements

Colonial Brokerage, Inc.
(Wholly owned subsidiary of The Colonial BancGroup, Inc.)
Statement of Stockholder's Equity
Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balances, December 31, 2007	$ 10	$ 2,679,990	$ (810,879)	$ 1,869,121
Net loss	-	-	(293,712)	(293,712)
Balances, December 31, 2008	$ 10	$ 2,679,990	$ (1,104,591)	$ 1,575,409

The accompanying notes are an integral part of these financial statements

Colonial Brokerage, Inc.
(Wholly owned subsidiary of The Colonial BancGroup, Inc.)
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities	
Net loss	$ (293,712)
Adjustments to reconcile net loss to net cash used in operating activities	
Decrease in operating assets	
Change in commissions receivable from clearing broker	195,828
Decrease in operating liabilities	
Change in due to affiliate	(836,832)
Net cash used in operating activities	(934,716)
Net decrease in cash and cash equivalents	(934,716)
Cash and cash equivalents	
Beginning of year	2,303,202
End of year	$ 1,368,486

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

Colonial Brokerage, Inc. (the "Company") is incorporated under the laws of the state of Delaware and is a Member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist of brokerage services whereby it acts as agent or riskless principal (on a "fully disclosed basis") for securities transactions placed by customers of the Company. The Company is a wholly owned subsidiary of The Colonial BancGroup, Inc. ("BancGroup"). The Company's customers may or may not be customers of the other subsidiaries directly or indirectly owned by BancGroup.

The Company has a clearing agreement with a broker-dealer who is authorized to carry customer accounts. The clearing broker clears transactions for the Company's customers and carries the accounts of those customers on a fully disclosed basis. The Company is not authorized to carry customers' accounts and does not hold customers' funds or securities in connection with such transactions.

2. Significant Accounting Policies

Basis of Presentation

The financial statements of Colonial Brokerage, Inc. have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. BancGroup is currently operating under heightened regulatory scrutiny which restricts certain activities without the prior written approval of its regulators, which may impact the Company. The Company does not expect to require additional capital to discharge its obligations or to meet its regulatory capital requirements for at least the next 12 months. However, should unanticipated market factors emerge, the Company may not have access to capital from BancGroup and this could have a material adverse effect on the Company's business, results of operations and financial position.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents

The Company considers all instruments purchased with an original maturity of three months or less to be cash equivalents.

Commissions

Commissions are recorded as revenue on a trade date basis in accordance with the contractual agreement with the clearing broker.

Sales Commissions

Sales commissions from transactions with the clearing broker are recorded as expense on a trade date basis.

3. Receivable from Clearing Broker

Commissions receivable from clearing broker of $502,076 primarily represent amounts due for commissions earned on customer transactions, net of clearance and service contract costs. These amounts arise through normal business operations and are current in nature.

The Company has entered into an agreement with a third party broker-dealer whereby the broker-dealer acts as the Company's clearing broker. The clearing broker executes the Company's customer transactions, extends margin credit to the Company's customers secured by the customers' securities, clears transactions and acts as custodian. The Company earns commissions as an introducing broker for the transactions of the customers. The clearing broker pays the Company a fee earned on customer margin balances, and charges the Company for brokerage, clearance, exchange fees and other service contract costs. The Company uses the clearing broker's systems to support daily operations.

4. Related Parties

Colonial Bank, a subsidiary of BancGroup, provides certain administrative services and is reimbursed for these services based upon the Master Services Agreement with the Company. The Company paid management fees of $620,250 to Colonial Bank during 2008.

Sales commissions paid to employees of Colonial Bank totaled $3,264,007 for the year ended December 31, 2008.

Approximately $479,000 of the Company's cash and cash equivalents is held at Colonial Bank.

The due to affiliate presented in the financials contains monthly operating expenses paid by Colonial Bank on behalf of the Company, which are routinely reimbursed by the Company.

The Company's employees participate in employee benefits sponsored by Colonial Bank and the Company reimburses Colonial Bank for the benefit expenses related to these employees.

During 2008, in reaction to perceived negative public views with respect to auction rate securities, BancGroup elected to purchase at par value approximately $23,500,000 of such investments from the Company's customers. The Company had acted in its capacity as a broker when these customers had originally purchased such securities and was not a party to the purchase of this $23,500,000.

5. Income Taxes

The Company files a consolidated federal income tax return with BancGroup and other subsidiaries, and accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), *Accounting for Income Taxes*. Under a tax allocation arrangement, BancGroup allocates current and deferred taxes by applying SFAS 109 to each member of the group as if it were a separate taxpayer and reimburses each member for use of losses in a consolidated return. Income tax expense was allocated by BancGroup to the Company for 2008 at an effective rate of 33.1%, due to permanent differences from non-deductible expenses. There were no temporary differences at the statement of financial condition date other than state tax NOL carryforwards which have been offset by a full valuation allowance and therefore, there are no net deferred tax assets or liabilities on the statement of financial condition.

The Company previously adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) 48, *Accounting for Uncertainty in Income Taxes*, which establishes a two-step process for recognizing and measuring tax benefits. FIN 48 applies to all tax positions within the scope of SFAS 109. Under FIN 48, tax benefits can only be recognized in the Company's financial statements if it is more likely than not that the benefits would be sustained after full review by the relevant taxing authority. The Company recognized no cumulative effect adjustment as a result of adoption, and has no reserve for uncertain tax positions as of the statement of financial condition date.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had computed net capital of $1,474,615, which was $1,224,615 in excess of its required net capital of $250,000. At December 31, 2008, the Company's aggregate indebtedness to net capital ratio was 0.19 to 1.

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

7. Commitments and Contingencies

The Company, in its capacity as an introducing broker, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters that are pending will have a material adverse effect on the financial position or results of operations of the Company.

The Company clears its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this contractual right. At December 31, 2008, the Company has recorded no liabilities with regard to this contractual right. During 2008, payments made to the clearing broker related to these guarantees were not significant. The clearing broker has informed the Company that it monitors margin levels on a daily basis for compliance with regulatory guidelines.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Concentration of Credit Risk
The Company is engaged in various brokerage activities in which counterparties may include broker-dealers, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk with respect to its commissions receivable from the broker. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Liabilities Subordinated to Claims of General Creditors

The Company had no borrowings under subordination agreements at December 31, 2008.

Supplemental Schedules

Colonial Brokerage, Inc.
(Wholly owned subsidiary of The Colonial BancGroup, Inc.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008 **Schedule I**

Net Capital	
Total stockholder's equity	$ 1,575,409
Deductions and/or charges	
Nonallowable assets	(100,794)
Net capital	$ 1,474,615
Aggregate Indebtedness	
Items included in balance sheet	$ 284,896
Total aggregate indebtedness	$ 284,896
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 250,000
Excess net capital	$ 1,224,615
Ratio: Aggregate indebtedness to net capital	0.19

The minimum net capital required is the larger of the regulatory limit based upon nature of operations or 6-2/3% of aggregate indebtedness.

Nonallowable assets consist of cash held in Colonial Bank accounts above average monthly expenses and the required 2% haircut on money market accounts.

There were no differences between this computation of net capital and the corresponding computation prepared by Colonial Brokerage, Inc. and included in its unaudited, amended Part II Focus Report filing, filed on February 27, 2009.

Colonial Brokerage, Inc.
(Wholly owned subsidiary of The Colonial BancGroup, Inc.)
Computation for Determination of the Reserve Requirements Under Securities and Exchange Commission Rule 15c3-3
December 31, 2008 **Schedule II**

EXEMPTION UNDER SECTION (k)(2)(ii) HAS BEEN CLAIMED

The Company claims an exemption from Rule 15c3-3 under exemptive provision (k)(2)(ii) of that Rule. The Company, as an introducing broker, clears all transactions with and for customers on a fully-disclosed basis and promptly transmits all customer funds and securities to the clearing broker which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Company has complied with the above exemptive provisions of Rule 15c3-3.

EXEMPTION UNDER SECTION (k)(2)(ii) HAS BEEN CLAIMED

The Company claims an exemption from Rule 15c3-3 under exemptive provision (k)(2)(ii) of that Rule. The Company, as an introducing broker, clears all transactions with and for customers on a fully-disclosed basis and promptly transmits all customer funds and securities to the clearing broker which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 1600
1901 6th Ave. North
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Colonial Brokerage, Inc.
Montgomery, Alabama

In planning and performing our audit of the financial statements of Colonial Brokerage, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures, for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related

costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2009